Issuance of Upper Tier2 Subordinated Bonds by Shinhan Bank

On February 8, 2006, Shinhan Bank, one of our major banking subsidiaries, decided to issue Upper Tier2 Subordinated Bonds (the “Bonds”) in the aggregate principal amount of USD 300,000,000. The Bonds will be issued with a maturity of 10 years. The issuance date has not been decided yet. The following is a detailed summary of terms and conditions of the issuance of the Bonds. Once issuance is completed, specific terms and conditions will be disclosed accordingly.

1. Issuer: Shinhan Bank
2. Issue Status: Subordinated, Upper Tier 2
3. Issue size: USD 300,000,000
4. Underwriter: Barclays Capital, BNP Paribas, HSBC
5. Pricing Date: to be decided
6. Issue Date: to be decided
7. Maturity: 10 years
8. Issuer’s Call Option: The issuer has the right to call the Bonds from the 5 year anniversary of the issue date.
9. Interest: to be decided (approximately of 5-year Treasury + 1.3%)
10. Interest payment: Semi-Annually